GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

July 16, 2012

VIA EDGAR

Securities and Exchange Commission, Division of Finance
Attn: Donald E. Field
100 F Street N.E
Washington, D.C. 20549

Re: GSP-2, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 26, 2012
File No. 333-179225

Dear Mr. Field:

We are in receipt of your comment letter dated July 9, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement Cover Page

1.	We note your response to our prior comment 5 and reissue in part. Please refer to the last paragraph. Please revise to move the prospectus “Subject to Completion” legend to the prospectus cover page.

RESPONSE:	We have revised to move the prospectus “Subject to Completion” legend to the prospectus cover page.

Selling Security Holders, page 11

2.	We note that the beneficial ownership information has been provided as of May 3, 2012. Please revise to provide the beneficial ownership information as of the most recent practicable date.

RESPONSE:	We have revised to provide the beneficial ownership information as of the most recent practicable date which is July 16, 2012

Exhibit 10.28

3.
Please refile a fair and accurate English translation of Exhibit 10.28. In this regard, we note that Exhibit 10.28 includes brackets and does not appear to be a fair and accurate English translation of the fully executed agreement. We also note that the English translation does not appear to be a complete copy of the fully executed agreement. In this regard, we note that Exhibit 10.28 references attachments which do not appear to have been included. Refer to Rule 403 of the Securities Act of 1933.

RESPONSE:	We have refiled an English translation of Exhibit 10.28 which we deem to be fair and accurate translation of the fully executed agreement.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Yushan Wei
Yushan Wei President and Chief Executive Officer